INVEST IN **RABBLE**

We help young people + the brands they love drive social change at scale



rabble.io New York, NY

Highlights

1. Key Investor: Helen Aboah, President, Atelier Jolie (Angelina Jolie's new sustainable fashion line)
2. 2023 Philadelphia, 1200 social actions registered: 100 volunteers, $40K+ donation
3. Number fed in 2023: 2500 (150% increase from 2022)
4. Top partners: Eagles, Phillies, Flyers, Steelers, Pirates, Reebok, Omaha Steaks & Insomnia Cookies
5. Avg sponsorship per social action: $83 (based on 2023 actions/2024 sponsorship)
6. NEXT: Strategic Partners to launch 3 arenas across sports & music (est. acq/city ~100K, 100 org)
7. NEXT: Pilot launch to 100 organizers across 2 cities
8. NEXT: COP28 youth support in climate

Featured Investors

H

Helen H. Aboah

Syndicate Lead

Follow

As a 20 year brand builder and leader in the fashion industry, I have overseen the transformation of sustainability from a lofty goal to a way of running a mission-driven, purpose-driven business. As an executive, It's important to align with what you think is important in the world. That includes social justice, paying people a living wage and treating them well. There's a big business opportunity [in sustainable fashion] because the consumer is demanding that kind of accountability from the brands they shop from.

When I was introduced to Becky and her vision for Rabble, I instantly recognized what she was doing - Rabble hands the mic over to community leaders to define what's important to their communities served; those needs are what the broader community including local businesses, brands, foundations, every day people can help with. That type of authentic support a brand can provide - content, experiences, merchandise, and especially monetary support - gives us an opportunity to show we really are there to support our consumers and our communities.

Rabble is a platform to find meaningful experiences and to have your actions count - literally. This allows us as brands to see the impact of what we provided - merch, donations, sponsorship - and the social outcomes like # of people touched, additional donations it generated, ongoing actions, volunteers.

Becky has relationships across the UN, philanthropic partners, and substantially in the brand space. Most importantly, she has both the technical capability, market savvy as well as the broad-mindedness and depth to grow this social enterprise to be hugely profitable and impactful.

The work they did with Everybody Eats on Juneteenth demonstrated that well-known community brands like the Eagles, Phillies, et al are willing to

invest in their communities by providing support to events and experiences that an entire community can participate in.

As an early investor, I know that the team will be able to build a platform that will build a strong network of organizers to collaborate across movements, causes, issues. This is invaluable not only to our next generation consumer, but to our political process. I'm proud to be an early supporter of Rabble and intend to syndicate to others in the culture space.

Invested $50,000 this round

Our Team



Becky Wang CEO

4x start-up CMO/CPO: Building sustainable growth engines, 10x revenue, 3x ROI for seed/series A Consultancy: Led client projects with exceptional business results including NI 30%+ growth, incl. LVMH, Spotify, FanDuel. Agencies: Droga5, Saatchi, Sony



Frank Speiser CTO

Co-founder of Metafide, a cryptocurrency ratings company Served as CEO at Talla, an AI and automation platform transforming customer support Co-founder and CTO of SocialFlow, a social media optimization platform

A local marketplace helping young people + the brands they love drive change at scale


RABBLE
A purpose-driven marketplace where young people and the brands they love drive social change at scale.
Rewards for the activists, accomplices and aspiring with local perks for modern movement-making actions. Where action is currency.


Becky Wang
bwang@rabble.io

Elevator Pitch:

Rabble is a local marketplace for young people and the brands they love to drive social change at scale. Think of us as a "Groupon for cause marketing" that gives local businesses a change to create authentic connections with the savvy Gen Y/Z consumer that drives loyalty.

Problem:

Activism has long been synonymous with youth culture. Brands are hungry for authentic ways to connect to young consumers. The problem - it's so easy for businesses to get it wrong - from greenwashing to cancel culture.

Solution:

Rabble makes it possible for businesses* to help young people fix the world from the ground-up (and get creds for it).

1. A platform where people can discover and take action in modern movement making: create/view content, recruit, promote, attend, volunteer, share, and more

2. Offering local businesses an action wallet, where they can sponsor actions and events with perks/cash to find new consumers and show them their commitment to the community

3. A way for organizers, non-profits, and foundation to enlist the community for help, get support through events like fundraisers, gatherings, volunteer opportunities and track participation for reporting

Our secret sauce is our ability to rally the community of organizers - cultural, social impact, events - who create experiences that give the community opportunities to gather - in celebration, in times of need, in mourning, in coming together in solidarity, in communion. Rabble promotes these events to those who want to make a difference, namely "Generation Participation" who can earn points. These points are redeemable for local business perks. For a fee, businesses can associate their name with the perks/money/support they provide that gives back through organizational support and rewards those who participate.

We compete in the SMB local marketplace and customer loyalty software. We estimate that the market size globally is $96B. We also compete in the creator space, where 20% of creators say they create to advocate for a cause, and 40% say to make a difference in the world.

Our competitive advantage is our startup experience, our relationships to grassroots organizers, our brand relationships, and our experience in web3/AI.

Currently, we're launching to 250 Philadelphia and Bronx NY community organizers in food security to support 25K users within the next 3-6 months. We also have evolving opportunities with arenas supporting sports teams and musicians to gamify impactful engagement. We're also working on a strategic partnership with a community bank and a sports league.

We're seeking angels, family offices, and foundation to complete our $500K raise as well as strategic brands to pilot with our growing number of non-

profits and organizers.


Meet Rabble.
- We learned, in the aftermath of the 2016 US presidential elections, what drives the behavior, beliefs, and attitudes of nearly 1000 Gen Y/Z around their passion for direct grassroots efforts and cause the U.S.
- We know brands (and that brands) want to improve their purpose driven impact [$2T globally, $1T in the US alone] in the face of greenwashing, need for relevance, privacy issues
- We've founded, funded, and scaled (a) marketing teams & agencies (b) B2B SAAS (c) B2B2C community-focused brands and (d) B2C network effect platforms globally.
- We've built a platform of organizer tools, a marketplace of events and actions, and brand NFT-gated experiences to make impact in local communities
- We proved the concept at our first large scale event on Juneteenth in Philadelphia
- We're experts in web3 provides technology rails in a world where volume, vitriol, and veracity continue to be a problem
- We're seeking $500K in SAFE Notes ($124K from WeFunder) to complete product development, develop college market channels, and fulfill two contracts for large scale events focused on acquisition
2

We began exploring the problem area in 2017, when Secretary Clinton assembled a task force to answer the question of "What Happened?" and the impact of digital media on real-world outcomes. What it afforded us is an opportunity to interview nearly 1000 young people about whey they were opting out of the formal process of democracy.

What we found was not only the underlying crisis of connection and isolation as a result of social media, but a sense of not belonging. As one of the most diverse generations, young people feel they don't fit into the boxes that current institutions try to put them in - they feel like they cannot be themselves in the current definitions.


The behavior
Young people are driving the purpose-driven economy without effective tools for real impact.
Purpose-driven = decisions aligned with value + values
Purchases
60%
Employment
58%
Investments
64%
Fragmented Tools
93%
feel that social media is no longer about community anymore
76% see social media as easy not effective
3

As a result, they are opting out of traditional ways of participating with established institutions of media, education, employment, and speaking truth to power and taking direct routes to getting things done - creator economy

to power and taking direct routes to getting things done - creator economy, the internet, gig economy, and grassroots efforts and direct action.

What makes this youth movement different than previous generations is the way they are using technology for cause purposes.


As the most diverse generation, they have the power to direct time, money, attention to their own communities locally.
$3.9T
in combined buying power in the US, 3.9T vs 360B of Gen Z alone.
BIPOC
the marginalized and disadvantaged
those seeking access to justice
-gender equity
-climate justice
seeking an equitable and sustainable future
4

The purchasing power of the communities that Gen Z belong to is 10x that of Gen Z alone.


ENVIRONMENTAL
HEINEKEN
BREW A BETTER WORLD
RAISE THE BAR 2030
RESPONSIBLE
SOCIAL
The problem.
Societal leadership is now a core function of business.
And businesses need touchpoints that touch[2,3] savvy next-gen consumer.
The consequences of not doing so impacts
Market: C-Suite Concerns of "greenwash" rep[4]
Talent: Employee turnover costs[5]
Investment: Need new behavioral, ESG data[6,7]
75%
30.5B
83%
3

According to the 2022 Edelman Trust Barometer reveals that business holds onto its position as the most trusted institution, with even greater expectations due to government's failure to lead during the pandemic. "Business must now be the stabilizing force delivering tangible action and results on society's most critical issues," said Richard Edelman, CEO of Edelman.

Brands that know this are looking for ways to create relevance (defined in marketing as the ability to create their own subcategory where customers are obsessed, believe the company/product is necessary, answers their needs in an innovative way, and distinctively inspired). Brand relevance also translates to loyalty which turns into business profits and better margins.

Not engaging millennial workers is a big miss for organizations. The millennial workforce is predominantly "checked out" -- not putting energy or passion into their jobs. Corporate HR solutions like Benevity and Blackbaud rely on larger, more traditional non-profits that don't provide the type of experiences Gen Y/Z employees seek with grassroots impact.


There's more.
There's also $234B in DAFs (Donor-Advised Funds) that are undeployed bc of lack of information and reporting on the grassroots level.[1]
-Current tooling is scattered across platforms without a single place to find things to do and ways to gather that track participation, incentivize action, and get people talking to - and working with - one another on solutions.
Young people, businesses, and philanthropists want to know about and connect with grassroots, directed efforts so they can be culturally relevant AND a part of the solution.
1. $234B in DAFs. https://www.philanthropy.com/article/donor-advised-fund-holders-should-unleash-their-dollars-now-not-wait-for-government-action
2 using the creator economy for purpose: 45% earn from creator economy (CAGR 13%) and 80% use their platform fro good
4

ESG Data Reporting is a $158B estimated market size with a 32.3% CAGR! Foundations also benefit from this data.


Meet Rabble.
(and ps, what does social impact at scale mean?)
That means smart technology that increases the size, strength, reach, and impact of social movements that shape culture daily - online and IRL.
Our platform makes it easier
1. For organizers: recruit and engage people in events with each other and communities served
2. For young people: to network with others [like them], collaborate across movements, and feel like they are making progress
3. [AND SOON]
For brands and foundations: link to grassroots movements with behavioral data to drive impact through donations, sponsorship, and people power.
5

The solution must answer a key need for consumers and the brands they love: create belonging through community and provide a solution for businesses that answers reputational and marketing and employee engagement drivers to the business.


Imagine
the power + presence (+ opportunity)
unlocked
when we bring the three together
(by providing tools that turns online activity into real-world impact.)
6

When we bring together Gen Z, their communities, and brands, we unlock a new opportunity for donations, volunteerism, and now, marketing dollars.


How we work.
GroupOn x Sweatcoin for Impact”
Product Demo>>
Welcome to our community of organizers
Real Engagement
Checking in
POINTS LEADERBOARD
Perks
Event Mgmt, stronger supporter relationships, increased donations
Marketplace of actions to engage young people
Tracking Action
Rewards and Badges
Local businesses/brands perks and reporting
7


From the rubble, we Rabble:
View Video>>
Rabble makes it possible for businesses* to help young people fix the world from the ground-up (and get creds for it).
1. A platform where people can discover and take action in modern movement making: create/view content, recruit, promote, attend, volunteer, share, and more
2. Offering local businesses an action wallet, where they can sponsor actions and events with perks/cash to find new consumers and show them their commitment to the community
3. A way for organizers, non-profits, and foundation to enlist the community for help, get support through events like fundraisers, gatherings, volunteer opportunities and track participation for reporting
RABBLE
GET STARTED
About us
Already have a login?
5

Powered by marketplace and community tools, organizers list events and actions that increase the size, strength, reach of social movements that shape culture on daily basis - both online and IRL. Brands hungry for authentic ways to connect to young employees, consumers, and culture can know what matters, put their time, money, and attention to sponsor actions, and see the impact of what they do. Our platform leverages AI for insights, recommendations, and validation of actions for users, and web3 to give brands proof of their real world-impact in communities.


Rabble - V3
Becky Wang
RABBLE
I ♥ URBAN FARMING
EVERY BODY EATS
WELCOME TO THE


BLOCK PARTY
01:10
vimeo

The total available market comes from local business subscriptions and marketing spend, corporate subscriptions per user as well as for data, and a transaction fee for donations.


The market(s) and their sizes.
Total Available Market
Global Small Biz Marketplace 80MM >2 employees @ $708/yr
$56B
Fundraising Platform 5% of 500B mkt 15% CAGR '30
$25B
Enterprise Engagement 800MM employees @ $24/yr
$18B
Loyalty Mar/AdTech 400MM @$100 18.2% CAGR to '32
$40B
SAM = $139B+
Servicable Available Market
US 6MM
$4.2B
US 20%
$5B
F500 70MM
$1.8B
US 6MM
$0.6B
SAM = $10B+
college mkt + cities over 100K
2.5%
Servicable Obtainable Market
$250M
SOM
6


How we make money.
SMB
Consumer
Enterprise
Sponsorship
SAAS/ Spend
Donations Tx Fee
SAAS Fee
Mktg Opt. Fee
SMB MadTech
Donor Giving
Employee Engagement
Collab events
25K businesses @$40/mo or 100K ad budget @100/mo ($400 spend)
F500 employment engagement 10MM empl @200/avg 5-7% of donation
1.7MM employees @$6/mo ($2-10/ mo)
5-35% of donation/tx sale; 2500 events 20K users, $2/ user
=~$100MM ARR
=~$100MM ARR
=~$100MM ARR
=~$100MM ARR

We're focused on onboarding organizers and non-profits to offer opportunities to donate and participate in community events. Initially, we will focus on a freemium SAAS platform model for organizers then tackle the donation model from employees through their companies, as well as supporting employee engagement.


Our competition and white space.
RABBLE
SMB Local Marketplaces
Atmosfy
Sweatcoin
Fetch
Crowdfunding
gofundme
patreon
KICKSTARTER
change.org
Employee Engagement
Benevity
$1.4B, 2019
blackbaud
United Way
Event Marketplace
fever
$1B, 2021



(1) 91% of local businesses give back.
(2) GoFundMe and Eventbrite are V1 tools without the social experience.
(3) Mkt Leaders only capture 25% of market bc of lack of localization
(4) Next-gen local experiences marketplace.

What sets us apart from GroupOn is that our revenue comes from businesses, not consumers. Market surveys with local businesses reflect that current social ad spend delivers limited ROI compared to SMS, email, and other focused SMB marketplaces. Our focus is not on the transaction, but the brand association as part of the solution to community causes.

What's unique about our model compared to others like FeverUp, we can charge a marketing optimization fee to brands looking to provide greater sponsorship through marketing budgets.

Benevity has a unicorn status in 2019, generating $100M in revenue off of $10B in employee and corporate donations. Our model also allows us to tap into the marketing budgets, like other social platforms.



What scaling impact look like.
Based on case study estimated sponsorship dollars for next year:
$83/33
the avg sponsorship ($100K) per action (1200 recorded)/ Rabble Revenue Per Action (40% of CSR/Mktg budget)
-$23
Our cost to activate (Creative, Media, BD Sales Outreach)
$10
Income Per Action
RABBLE
Where Action is Currency.
Food Security in Philadelphia
View Case Study Video
Driving awareness of and engagement with Everybody Eats, a grassroots non-profit helmed by 4 black chefs serving West Philly. Through Rabble, we recruited the college community to join a free BBQ on Juneteenth and found sponsorship with the Eagles, Reebok and 43 other brands. Results: $100K in sponsorship for next year's BBQ to help feed 10K next year (1K --> 2.5K this year). 1000 users, 1200 actions.
Two Strategic Partnerships
Zero Food Waste in Portland + NYC with Sports Leagues
Driving awareness and engagement of sustainable farming by BIPOC farmers starting with the tribal nations through a Zero Food Waste campaign. In partnership with the Wave Foundation, the Trailblazers, Compass, and other community-based brands, we offer loyalty rewards for positive action. Our audacious goal: 100K users, 10+ brands, 10+orgs.
Artist-driven Live Events promoting Carbon Credits in Denver
Driving awareness of BIPOC farmers and engagement through carbon credits purchase. In partnership with The Carbon Underground and local colleges, we offer students an opportunity to purchase carbon credits. Our audacious goal: 100K users, 10+ brands, 10+orgs on Rabble to educate on cleantech and reward badges for carbon credit purposes.



EEP-CaseStudy-V4
Becky Wang
EATS
03:24
vimeo



Traction
RABBLE
Where Action is Currency.


Social & Email lists
35K
20% MoM growth
Food Security in Philadelphia
View Case Study Video
Driving awareness and engagement with Everybody Eats, a grassroots non-profit helmed by 4 black chefs serving their West Philly community. Through Rabble, we recruited the college community to join a free BBQ on Juneteenth and found sponsorship with the Eagles, Reebok and 43 brands. Results: $$ in sponsorship for next year to feed 10K next year (1K --> 2.5K). 1000 users, 1200 actions.
presenting
Juneteenth Celebration
by
EATS.
powered by
Two Strategic Partnerships
Zero Food Waste in Portland/NYC with Cultural Inst.
Musical Artist/Festivals in Denver for Carbon Credits
PORTLAND
13


Go To Market
Phase 1: Q1 2024 + Q2 2024
Organizers, College Mkt, Local, Brands
Philadelphia, Bronx
Phase 2: Q3 + Q4 2024
2-3 scaled events
Denver, Portland, NYC
Phase 3: Q1 2025
Market Development
Scale + Foundation Focus
25,000 users expansion into college
Grassroots Focus
Referral Growth Hack and Badging
Community-focused companies including sports teams, banks
One strategic foundation partner interested in youth engagement in their cause
250,000 users + re-engagement
Establish Strategic Key Partnership with Foundation + Sports Franchise
Scale across two other events
Brand ESG/Reporting Product Development
500,000 users + re-engagement
Hi-touch web3 agency svcs + tooling
Industry cause:
Beauty, Fitness women's reproductive rights
Retail conservation + climate
Sneakerheads, beauty protest edu, social justice, food
12

Note: the above contains future projections which cannot be guaranteed.

By end of Q2 of 2024, we'll have onboarded 400 activists / non-profits. We'll know our "k-score" (ie, for each organizer, how many users do we add and of those, who returns) - these traction metrics dimensionalize the business. This will solidify the B2C model. We consider this a marketing investment; what we charge is not meant to be a business driver, but to offset marketing costs.

Currently, in our B2B2C model - we're working with foundations to onboard ~100K users/200 organizations at a time by leveraging existing foundation-brand relationships around days like "Zero Food Waste Day" or "Ecofairs" through the network of cultural institutions that are already participating in these days. We expect these to launch starting Q3 of 2024.

These days include National Observance, National Health Observance, and Impact Days, like Zero Food Waste or Earth Day across 3 regions: a mountain region city of 1MM pop - carbon credits for farmers to move toward regen farming, West Coast city over 10MM pop - food security, East Coast area population over 8MM - food security.


Use of Funds
Channel


PRODUCT
Hire Dev + Creators
Build Brand Tools
-perks
-SMB interface
-reporting
Build social video tools
CHANNEL
Philadelphia College Campus
Philadelphia Local Brands
MARKET
Strategic Partners in City-wide activations
250K
50%
Product and Dev
$500K
25%
Market
$250K
12 mo
11

Note: we are only raising $124K through Wefunder. $200k of our commitments have not been closed on.


Exit Potential
We will amass data on the efficacy of cause marketing as well as behavioral data in the new world order of privacy concerns.
salesforce
Marketing Automation Company with brand alignment
blackbaud
Technology SAAS For Purpose
PLUGANDPLAY
Marketing Investment for Brand
REINVESTMENT FUND
Private Equity Rollup to tap into DAFs


Full Context
Gen Z is savvy to a new reality
Broken World
83%
of Gen Z feel vulnerable facing climate catastrophe, inquality, and populism[1]
Loneliness
73%
Gen Z report feeling lonely online vs IRL; overstimulated on social media[2]
Distrust
88%
don't trust governments and institutions to lead[3]
16


Social action is a love language for

Audience In-Depth



leads the new "conscience economy"

Gen Z and Millennials

Attention

45B

hours of attention paid on causes on social media in 2022

Donation

486M

dollars on GoFundMe alone

Shopping

83%

millennial consumers expect brands to lead social purpose efforts

Impact on a Local Level

95%

believe their personal actions can have an impact



Consumer Challenge

Current tools don't serve today's culture

Misinformation[1]

75%

don't find info on social to be useful/truthful/helpful

Polarized[2]

72%

are fatigued by national conversation online

No Privacy[3]

81%

don't trust how user data is being used and stored

No Accountability[4]

63%

won't contribute or participate bc they don't know where $$ goes or how their efforts matter

Easy Not ~~Effective~~[5]

76%

believe social media makes people think they are making a difference but aren't



A NEW INTERNET!
100% LESS EVIL!
DECENTRALIZATION GUARANTEED!

The Key Market

Brands seek solutions for the next phase of the internet

Social Relevance

70%

marketers believe they can improve issues relevant to the community

Next-gen internet

40%

of CMOs see web3 as the next disruptive tech after e-comm and social media

Local Strategies

58%+

Local strategies drives 58% more brand engagement





Gen Z solving for this by focusing on impact and building the purpose-driven economy.

70% say they actively part of a cause. Value + Values driven. 93% Use GoFundMe, Eventbrite, TikTok for cause purposes; 93% believe values + community are as important as value in purchases, media, travel

As the most diverse generation, they have the power to direct time, money, attention to their own communities locally.

$4T in combined buying power in the US, 3.9T vs 360B of Gen Z alone. These communities include BIPOC, marginalized, those seeking access to justice, gender equity, climate justice, seeking an equitable and sustainable future

Brands and local businesses are clamoring for


BREW A BETTER WORLD

relevance beyond the endless scroll.

1040% EBIT growth over 10 years relevant brands vs avg. **Sports Team on East Coast:** galvanizing the sport, college, and black community to tackle food insecurity in city food deserts. **Food Brand in Canada:** made a public commitment to create sustainability in food sources but has no way to activate it beyond their products and into the community. **Alcohol Distributor in WC, ZA/Fashion brand in France.** community support and human rights along the supply chain. **Global Gas/Oil Company.** for a commodity product that's only competitive advantage is proximity and price, how does a brand create relevance?


RABBLE
GET STARTED
Get Started with Rabble
Make impact. Make friends. Earn tokens.
Get Started
You selected:
Food Insecurity
Juneteenth Soul Food BBQ
Everybody Eats
Connect Now
Congratulations!
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World Wildlife Fund

A social platform that gives people

things to do, actions to take, places to donate

by creator-organizers who know what communities most need

rewards (and badges)

and a place to have a say in how to do them

How we Generate Social Capital

View Video>>


PROTECT THE WHALES
HELP THE HOMELESS
SAVE THE RAINFORESTS
STOP USING PLASTIC

RABBLE **Where Action is Currency.**

1. ONE STOP SHOP FOR ORGANIZERS

2. MARKETPLACE TO DISCOVER THINGS TO DO


Organizer
College Community Seeker
Events, Impact Actions, Discussions, Recruit
Local SMBs
Community Served
Rabble Sponsor Platform with Targeting Reporting

4. BRAND CLAIM VERIFIED RECORD OF IMPACT

3. EARN BADGES

mint badge and create record for attendance, donate, recruit,learn

PURPOSE-DRIVEN BRANDS + EMPLOYEES VIA DONATIONS, CSR, MARKETING
$$$$

Positioning

Rabble is uniquely positioned to drive engagement at all stages of the journey through multiple causes to grow market size and decrease cost of engagement


JOURNEY
ATTENTION
INTENTION
ACTION
CONNECTION
CX EXPERIENCE
EMOTION
REVELATION
EPIPHANY
ACTION
EMPOWERMENT
ADVOCACY
RABBLE

BODY EATS


POWERED BY
RABBLE
Philadelphia hosts the largest Juneteenth in the US (30K). Everybody Eats Philly feeds people for free to demonstrate food security is basic human right.
As their ticketing, marketing, sales partner, Rabble amplified their presence by recruiting college students, community members, and Philly brands to participate.
JUNETEENTH
Join Other Groups
Claim your badge
Donate


Traction
June 2023
EATS.
POWERED BY
RABBLE
PRODUCT
-Marketplace of events
-Registration
-Donations
Philadelphia hosts the largest Juneteenth in the US (30K). Everybody Eats Philly feeds people for free to demonstrate food security is basic human right.
As their ticketing, marketing, sales partner, Rabble amplified their presence by recruiting college students, community members, and Philly brands to participate.
View Video>>
Our Community Get Together
Metrics
-2500 fed (150% incr)
-1200 users (125 signed up for second event)
-900 registered (600 college (CPA: $2.19))
-600+ badges awarded
(335 registered; 188 college)
Donations
6% in-kind donation, $40K value
20% response rate
2.5% "next year budget"
Fiscal donations for 2024 -250K
Avg sponsorship for action:
Notable: 6 sports franchises, 3 $B cos
Partners: Brands + Foundations
Zero Food Waste Day
Climate + Food Security
+ Portland + Sports
Climate & Planet Regen
College Market + Denver


Why web3?
Our closed-loop, virtuous cycle transforms social capital into an investable asset class.
COMMUNITY SERVED
COMMUNITY SEEKER
ORGANIZER
LOCAL BUSINESSES
SPONSORS
A trusted platform for changemakers (privacy)
Measuring REAL-WORLD impact through proof of attendance
Helping grassroots organizers be accountable through proof of funding
Customer Data in a cookieless world
DAO capabilities that allow for communities to work together democratically
26

Why Web3? Web3 allows us to provide the transparency of dollars spent and provides the privacy layer that supports community organizers who are causing good trouble.


Web3 Competitive
Specialized platforms are eating old platform market share as we move toward the future of the internet (web3)
web3
lenster
showtime
Continuum
BIG GREEN DAO
metagood
RABBLE
DoinGud
Women Rise
Good Society


online only
online to offline
Community
Circle
slack
Propeller.la
Humanified
blackbaud
gofundme
openIDEO
KICKSTARTER
patreon
fever
Meetup
web 2
27

The problem

PEOPLE ARE TERRIFIED OF

a world in rubbles and not having a place in it

anxiety


ECONOMIC
SOCIAL
89
74
76
67
66
job loss
inflation
climate
food security
energy shortage

trust gap = division

67%

our country is more divided today
up 53% from 2019

battle for truth

41%

trust in social for news
down from 55% from 2019

An post-US presidential elections analysis in 2017 provided an opportunity to interview n=250 survey ~1000 Gen YZ on what drives the behavior, beliefs, and attitudes to opt out of the formal processes of democracy and fueling their passion for direct grassroots efforts
1 "Epidemic of loneliness and isolation." Surgeon General Warning on social media
2 "Disappearing town centers and third places to meet others in the face of shrinking workspaces" bloomberg.com
3 "People say I don't belong here" Rise in anti immigrant sentiment
4 "Empowered by the fact I have no other choice" 88% distrust government, educational institutions to lead. 90% believe must have role in tackling climate, insecurity, food

Team



Becky Wang
CEO
DROGA5, SONY, REUTERS
Growth Leader:
A 4x seed/series A CMO/CPO
10x+ incr. in revenue, 3-5x ROI: Tone It Up ($7->87M), Love Wellness (1->10M), Esme Learning (1-13M), PreK.com (product).
Client NI Growth: LVMH-Chandon (30%), Spotify, FanDuel.
Festival Promoter. Life is Beautiful 3 years.
Clinton taskforce. Map Cambridge Analytica impact on 2016 election.
Speaker/published author on the future of media, data and AI at SXSW, Social Media Week, DD. "Data and Creativity in Marketing" book and in Forbes, FT, Fast Company.



Frank Speiser
CTO
SOCIALFLOW, TALLA
AI/Web3 Technologist.
3x exited founder.
Built #1 distributor of digital media globally: productized virality of content and information **(3B clicks/mo)**; cryptocurrency-backed tokens to incentivize action.



Kamelah Mu-hammed
Partnerships
NBA, United Way
Advocacy and partnerships at the intersection of culture and community.

Advocate/Advisory Board



Andrew Essex
Tate, Droga5, Tribeca Enterprises



Helen Aboah
Atelier Jolie, UrbanZen, DKNY



Michael Lythcott
Obsidian Ventures, National Black Theatre



Chrystina Russell
MIT Solve, MacArthur Grant Recipient